DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
4700 S. BOWMAN ROAD, SUITE 900
LITTLE ROCK, ARKANSAS 72120
January 20, 2011
Jenn Do, Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-4631

RE:	DAC Technologies Group International, Inc.
Form 8-K Item 4.01
Filed January 6, 2011
File No. 0-29211
Dear Ms. Do:
     In response to your letter dated January 12, 2011, we hereby provide the following responses (italicized) to your questions and comments.
1. You state in the second paragraph that Frost will assume responsibility for the Frazer Frost audit of the Company for the year ended December 31, 2009 and all subsequent interim periods. Please revise your filing to revise this sentence to instead refer to the year ended December 31, 2010, if true.
We do not believe this paragraph needs to be revised. Frost will assume responsibility for reports previously issued by Frazer Frost. Therefore, the December 31, 2010 financial statements of the Company, which will include December 31, 2009, will have one opinion issued by Frost covering both years.
2. We note the two material weaknesses comprising the reportable event described in the fourth paragraph. Please revise your filing to state without qualification that there were such reportable events, and to remove the “other than” language in referring to the communication on internal control from Frazer Frost in March 2010.
While we do not object to removing the “other than” language as requested, we feel this paragraph otherwise fulfills the disclosure requirements of Item 304(a)(1)(v) of Regulation S-K. To amend the Company’s 8-K filing for this one change would only serve to confuse any reader of the filing.
3. In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:
1. in what period each material weakness and accounting error or misapplication of GAAP occurred;
2. the amount of each accounting error and misapplication of GAAP;

3. the reason(s) for each error or misapplication of accounting;
4. whether or not you intend to restate any prior period for any adjustments. If not, tell us why; and
5. in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.
We believe that the statements “...a material weakness in internal control over financial reporting relating to a failure to maintain adequate segregation of duties due to limited personnel” and “...the Company did not have a functioning audit committee or outside directors on the Company’s Board of Directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures” adequately describes the nature of each material weakness.
These two material weaknesses have been disclosed in previous filings. There have been no accounting errors, misapplication of GAAP, or adjustments to the Company’s financial statements.
4. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.
There have been no adjustments to close the books or adjustments recorded in connection with or as a result of the audit.
5. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.
Written “Communication on Internal Control” issued by Frazer Frost to the Company’s Board of
Directors in March 2010 attached as an exhibit to this response.
6. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.
In the event changes are made to the Form 8-K, an updated Exhibit 16 letter will be obtained.
In connection with our response to your comments contained herein, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully submitted,
DAC Technologies Group International, Inc.
Robert C. Goodwin
Chief Financial Officer

Communication on Internal Control
Board of Directors and Management
DAC Technologies Group International, Inc.
Little Rock, Arkansas
     In planning and performing our audit of the consolidated financial statements of DAC Technologies Group International, Inc. (the “Company”) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company’s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we do not express an opinion on the effectiveness of the Company’s internal control.
     A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company’s consolidated financial statements will not be prevented, or detected and corrected on a timely basis.
     A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.
     Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.
     We consider the following deficiencies in the Company’s internal control to be material weaknesses.
Segregation of Duties: Cash Disbursements, Payroll, General Ledger and Bank Reconciliation
     Due to the limited number of people working in the office, many critical duties are combined and given to the available employees. Presently, a single individual prepares and signs checks, reconciles bank accounts and performs all payroll duties. This individual also has the ability to authorize transactions, as well as maintains the general ledger. To the extent possible, duties should be segregated to serve as a check and balance to maintain the best control system possible.
425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frazerfrost.com
Los Angeles and Visalia, CA | Little Rock and Fayetteville, AR | Raleigh, NC
FRAZER FROST, LLP is an independent firm associated with Moore Stephens International Limited

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     We feel segregation could be improved if the Company were to implement the following procedures:
•	Different employees should perform the separate duties of signing checks, processing cash disbursements and maintaining books of original entry. This effectively segregates the asset keeping from record keeping,

•	Segregate bank account reconciliation duties from cash receipts and/or cash disbursements duties.

•	Additionally, any individual that authorizes transactions should not have asset keeping or record keeping responsibilities.
     However, in order to more effectively address many of these key internal control issues, the Company should strongly consider supplementing its current accounting staff. This would be the most logical solution to these issues, as well as provide much needed help and support in all areas of the financial reporting process.
Establish an Audit Committee
     In an effort to improve financial oversight and related policies, as well as enhance communications between management, board members and the auditor, we suggest the Company establish an audit committee. The typical responsibilities of an audit committee are:
•	Select and engage independent auditors

•	Review the overall audit plan and scope

•	Review and approve the audited financial statements and the related management letter

•	Review and approve any other correspondence received from the external auditors

•	Monitor the Company’s internal controls (especially those related to fraud and abuse)

•	Monitor the Company’s accounting policies and procedures

•	Monitor compliance with the code of conduct, misconduct policy, and conflict-of-interest policy

•	Monitor federal and state tax filings

•	Other financial oversight functions as directed by the Board of Directors (the “Board”) (insurance, investments, litigation issues, etc.)
     Statements on auditing standards require that the independent auditor have a direct contact with the audit committee (or committee with similar responsibilities) of the governing board. An audit committee is advantageous to any organization because it ensures direct communication between the independent auditor and the Board. Our experience has been that the establishment of an audit committee is crucial to ensuring the functions mentioned above are addressed and carried out in a satisfactory manner.
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     This communication is intended solely for the information and use of the Board of Directors and management of the Company, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants
Little Rock, Arkansas
March 26, 2010